Mission NewEnergy Limited
One Mission : One Energy : NewEnergy

Tempo Offices, Unit B9,
431 Roberts Rd, Subiaco,
Western Australia, 6008

Tel: + 618 9445 1006
Fax: + 618 9204 2383
Email: invest@missionnewenergy.com

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24 January 2012
ASX ANNOUNCEMENT

Mission commences delivery for Global Oil Major & Secures Working Capital Line

Mission NewEnergy Limited (NASDAQ:MNEL, ASX:MBT), a global provider of environmentally sustainable biofuels, is pleased to announce that it has completed and shipped the January maiden production run of biodiesel pursuant to the contract secured with a global oil major announced on August 18, 2011. The six-month contract is expected to generate around US$40 million in revenue, with pricing structured on a feedstock cost plus basis. Mission is also pleased to announce that it has secured a US$10 million trade loan facility specifically to fund the ongoing production of biodiesel pursuant to the contract. Under the terms of the trade loan, Mission has placed the ownership of its 100,000 tpa refinery as collateral.

"We are delighted to be supplying one of world's largest oil companies and most respected fuel companies. We look forward to potentially expanding the relationship," said Nathan Mahalingam Group CEO of Mission NewEnergy.

- Announcement Ends -

About Mission NewEnergy

Mission NewEnergy Limited is a global provider of sustainable, renewable energy. Operating in Asia, India, Australia, Europe and North America, Mission NewEnergy is a biodiesel producer and one of the world's largest Jatropha plantation companies. At full capacity we can produce 105 million gallons of biodiesel and have over 234,587 acres of plantation representing sustainable non-edible oil supply of an estimated 27 million barrels. Jatropha Curcas, an inedible biofuel feedstock, is being cultivated by Mission's contract farmers on arid, marginal lands. Through the realization of Jatropha by-product value, Mission is working towards a zero cost of sustainable non-edible fuel source. To learn more, visit www.missionnewenergy.com.

For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact:

James Garton
Head of Corporate Finance, M&A
Phone: + 1 (210) 841-5741
james@missionnewenergy.com